FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA APPOINTS PAST DENE CHIEF VICTOR FERN TO BOARD

Vancouver, Canada, March 25th, 2008 – CanAlaska Uranium Ltd. (CVV – TSX.V) is pleased to report the appointment of Victor Fern to the Board of Directors of the company, following the resignation of Mr. Colin Bird, P. Eng.

Fig 1 Peter Dasler, CEO, Victor Fern Director

Mr Victor Fern is the immediate past Chief of the Fond Du Lac Denesuline First Nation, and lives in Fond Du Lac, Saskatchewan.  Mr Fern has lived in Fond Du Lac, Saskatchewan all his life, he is a traditional land user and still hunts and fish for food in the area.  He is active in community development, and works on local committees.  Mr. Fern, since 1984, has gained extensive experience at Uranium mining operations in Northern Saskatchewan.  He is currently involved at the mill operations at a nearby mine. He has also been involved in numerous boards and committees related to mining at the mine site.  Mr Fern has been involved in environmental monitoring in  the Northern Athabasca area, and is involved with various private business interests in the Fond Du Lac-Black Lake area.

President Peter Dasler, is especially pleased to be able to welcome Victor Fern to the Company’s Board of Directors.  “Victor and I have been working together to develop new opportunities for uranium exploration and development in the Athabasca for the past two years.  As Chief he was instrumental in guiding CanAlaska in its community consultation and agreements with the community, now he will be able to further directly guide and assist the Board and be readily available for the community to comment on our activities.”

Mr Colin Bird, P.Eng has resigned from the Board to continue his other interests overseas, as well as CEO of his Company, Jubilee Platinum plc.  The Company has appreciated the long association that Colin has had as a Board member of CanAlaska, and sincerely thanks him for his involvement and assistance over the years, and wishes him well in his current and future activities.

The company has grated 600,000 incentive stock options under the current stock option plan for director, consultants and employees of the company. The options are exercisable at a price of $0.40 per common share for a period of five years.  The issuance of these options are subject to Regulatory Acceptance.

About CanAlaska Uranium – www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  CanAlaska has expended over Cdn$24 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition.  Active drilling and exploration has continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects.

The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  In addition, exploration of CanAlaska’s Cree East Project has commenced under a C$19 mil. agreement executed with a consortium led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.

For more information visit www.canalaska.com

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

Mar. 25, 2008